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                      ROHM AND HAAS COMMENCES TENDER OFFER
                            FOR MORTON INTERNATIONAL

       MORTON SHAREHOLDERS TO RECEIVE $37.125 PER SHARE IN CASH FOR UP TO
               67% OF MORTON SHARES IN FIRST STEP OF TRANSACTION

     PHILADELPHIA, PA (FEBRUARY 5, 1999) - Rohm and Haas [NYSE: ROH] announced today that its wholly owned subsidiary, Morton Acquisition Corp., has commenced the previously announced cash tender offer to purchase up to 80,916,766 shares of Morton International, Inc. [NYSE: MII] common stock for $37.125 per share. This represents 67% of the outstanding Morton shares on January 29, 1999.

     The tender offer is subject to certain conditions including, among other things, the tender of at least a majority of the outstanding shares of Morton on a fully diluted basis, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act, and the receipt of EU approval. The offer, proration period, and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on Friday, March 5, 1999, unless the offer is extended. The tender offer is not conditioned upon obtaining financing.

     Following the successful completion of the tender offer, Rohm and Haas will acquire the remaining Morton shares in a second-step merger in which each share of Morton will be exchanged for Rohm and Haas shares valued at $37.125, subject to a collar, or, if fewer than 80,916,766 shares are purchased in the tender, for a combination of cash and Rohm and Haas stock.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which are being mailed to Morton shareholders beginning February 5, 1999. Wasserstein Perella & Co., Inc. is acting as the Dealer Manager.

     D.F. King & Co., Inc. is acting as Information Agent for Rohm and Haas in the tender offer. Copies of the offering documents may be obtained by calling D.F. King & Co., Inc. at (212) 269-5550 (call collect) or 1-800-431-9633 (toll free).

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     Chicago-based Morton International manufactures and markets specialty chemicals and salt products with total annual sales for the fiscal year ended June 30, 1998 of $2.5 billion

     Rohm and Haas is a Fortune 400 specialty chemical company with $4 billion in annual sales. The company's specialty products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems.

CONTACTS FOR ROHM AND HAAS:

MEDIA:
John McGinnis
(215) 592-2409

INVESTORS:
Eric Norris
(215) 592-2664

Note to Editors: Today's news release, along with other news about Rohm and Haas, is available on the Internet at http://www.rohmhaas.com.

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